April 13, 2009

Via EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Celeste M. Murphy, Legal Branch Chief
Scott Hodgdon, Staff Attorney

Re:	Bridgepoint Education, Inc.
Registration Statement on Form S-1 (File No. 333-156408)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc., as the representatives of the several underwriters (the “Representatives”) of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), hereby join in the request of Bridgepoint Education, Inc. that the effective time of the Registration Statement be accelerated so that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on April 14, 2009 or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution to date of the preliminary prospectus included in the Registration Statement filed with the Commission on April 1, 2009:

To Whom Distributed	Number of Copies
Institutions/Brokers and Other	6,786

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

by	/s/ Adam J. Nordin
Name: Adam J. Nordin
Title: Managing Director

J.P. MORGAN SECURITIES INC.

by	/s/ Joseph Heyer
Name: Joseph Heyer
Title: Executive Director

[Acceleration Request]